LETTERHEAD OF ANDREWS KURTH LLP

                                                               Andrews Kurth LLP
                                                               1717 Main Street,
                                                                      Suite 3700
                                                             Dallas, Texas 75201
                                                                 Ronald L. Brown
                                                             214.659.4469 Direct
                                                                214.651.4819 Fax
                                                       ronbrown@andrewskurth.com


                                November 26, 2008



Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

         Attention:  Mr. Larry Spirgel
                     Mail Stop 3720


        Re:       China Voice Holding Corp.
                  Registration Statement on Form 10-12G
                  Filed October 29, 2008
                  File No. 000-53366

Dear Mr. Spirgel:

         We are filing today Amendment No. One to the referenced Form 10 for the Company and are responding to each of your comments in your letter dated November 14, 2008 as discussed below.

         We are also sending courtesy copies of the Form 10, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version or the Edgar version. Each of your comments is re-written below followed by the Company's response.

Item 1. Business, Page 1
------------------------

Company Overview, page 1
------------------------

1. Please provide addition detail, including quantitative detail. to the extent practicable, of the significance of each business segment to your historical results of operations. For example, it should be clear

Larry Spirgel
November 26, 2008
Page 2

         that  your  calling  card   distribution   business  has   generated  a
         substantial   majority  of  your  total   revenues   and  your  Chinese
         communications software development business has accounted for negligible revenues to date. Additionally, provide a geographical breakdown of your historical revenues.

         Such disclosure has been added.

Foreign Companies, page 3
-------------------------

2. We note your response to comment four in our letter dated September 5, 2005. Please disclose this Chinese operating structure in your registration statement including an organizational chart and a description of the material agreements establishing this operational structure. You should also include risk factor disclosure related to any uncertainty with respect to this operating structure. Finally, explain to us why you do not believe you are required to file the material agreements establishing this operational structure as exhibits to the registration statement.

         An organizational chart and disclosure of certain agreements has been added.

Products and Services, page 3
-----------------------------

Telecommunications Services, page 4
-----------------------------------

3. We note that the NOC monitors "the technical environment, from its extensive backbone to network routers, SIP proxies, numerous routing gateways and soft switches. " You also refer to your network throughout the registration statement, including in several risk factors. Please include disclosure with more detail the nature and scope of your network and its significance to your different business segments.

         Such disclosure has been added.

Advanced Broadband Hardware Distribution, page 5

4. Please disclose the basis for your belief that Cable and Voice Corporation is a "leading value-added distributor and manufacturer of advanced broadband products and services." Explain this company's manufacturing capabilities.

         The disclosure is revised to delete the claim of "leading" and to delete references to manufacturing, which was previously terminated.

Technology and Intellectual Property, page 6
--------------------------------------------

5. Please explain how the licenses disclosed here are significant to your Chinese operations. We also note that Exhibit 10.2, a list of Chinese licenses, is illegible as filed on the EDGAR system. Please refile this exhibit.

Larry Spirgel
November 26, 2008
Page 3


         Disclosure has been added to the  description of the licenses.  Exhibit
10.2 is refiled herewith.

Customers and Certain Contracts. page 8
---------------------------------------

6. Where you name customers, as you do in this section, you should provide disclosure addressing their significance to your historical revenues, individually or in the aggregate. Disclose the percentage of your total revenues generated from the Chinese government entities referenced. Also disclose the percentage of your total revenues generated from PrePaid Power Distribution and Sarah Enterprises. Please explain to us why you do not believe you are required to file the exclusive supplier agreement with Sarah Enterprises as an exhibit to the registration statement.

         Disclosure has been added. The Sarah Enterprises only accounts for about 4% of revenues. The agreement is therefore not deemed to be material.

Future Prospective Operations. page 10
--------------------------------------

7. Please combine this section with the section titled "Other Business Opportunities and Subsidiaries" beginning on page six. Include disclosure of concrete material actions taken by the company to date to pursue these initiatives or clarify that you do not intend to actively pursue these initiatives until you further establish your existing operations and can generate cash flow from operations.

         The sections have been combined and disclosure added.

Item IA. Risk Factors, page 10
------------------------------

8. Given the apparent significance of your relationship with China Netcom to your expectations about future performance and financial condition, please add risk factor disclosure addressing the material risks and uncertainties associated with this relationship.

         A new risk factor has been added.

Intellectual property and proprietary rights of others..., page 12
------------------------------------------------------------------

9. Please provide more information about why you "reasonably expect" that you will face claims by patent holding claims. Disclose the nature of the intellectual property expected to be subject to dispute and the significance to your business segments. Also clarify, if true, that CHVC is not a patent holding company.

         This paragraph was deemed inapplicable and has been deleted.

Termination of relationships with key suppliers..., page 13
-----------------------------------------------------------

Larry Spirgel
November 26, 2008
Page 4


10.      In  the   disclosure   accompanying   risk   factor,   reference   your
         relationships with PrePaid Power Distribution and Sarah Enterprises and explain the significance of such relationships to your business.

         Disclosure has been added.

We will rely on dividends and distributions from our Chinese subsidiaries ...,
------------------------------------------------------------------------------
page 18
-------

11. We note your reference to affiliates in China. Please disclose in the appropriate section of the registration statement who these affiliates are and how they are significant to your Chinese operations. Explain the nature of your relationship with these affiliates.

         This  is   expanded   in  the  risk   factors  and  set  forth  in  the
         organizational table in Item 1.

Item 2. Financial Information, page 22
--------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 22
-------------------

Comparisons by Period, page 24
------------------------------

12. Please provide more detail about the drivers of revenue growth in the calling card distribution segment and the telecommunications service segment. Identify and quantify material factors contributing to such growth, such as increases in volume and/or pricing, introduction of new products, and entrance into new markets.

         Disclosure has been added.

13. We note your response to comment 17 in our letter dated September 5, 2008. Expand the discussion of other income and expenses to discuss the nature of the gain on sale, the excise tax refund and the impairment of assets and investments.

         Disclosure has been added.

Liquidity and Cash Resources, page 25
-------------------------------------

14. We note that you project $100 million of revenues in 2009 and positive cash flow from operations. Please provide more detail about the assumptions behind these projections. For example, disclose the expected relative significance of the expected Chinese contract roll out, sales from private label calling cards in the U.S., and additional sales generated by additional working capital. For each of these three cited factors, discuss in more detail the basis for your expectations and disclose the current status and anticipated timing of these initiatives. Also discuss specific contractual provisions that support your assumptions to the extent applicable.

         The number has been revised and disclosure added.

Larry Spirgel
November 26, 2008
Page 5


15. We note that you expect to continue to raise funds through the first half of 2009. Please discuss with specificity how long you believe you will be able to continue as a going concern without additional external financing. Disclose the status of your material financing efforts, including stock sales and any other asset based or other arrangements, since your fiscal year end.

         Disclosure has been added.

Item 6 Executive Compensation page 33
-------------------------------------

Executive Compensation in Fiscal Year 2008, page 33
---------------------------------------------------

16.      Please disclose the total compensation for Chun Lin Xing.

         The total has been added.

17. With respect to the stock awards granted to Mr. Ferrer and Mr. Zambrano in 2008, disclose all assumptions made in the valuations. Refer to
         Regulation  S-K  Item   402(n)(2)(v)   and  the  Instruction   thereto.
         Additionally,   please  provide  narrative  disclosure  explaining  the
         material  terms of these stock award grants.  Refer to  Regulation  S-K
         Item 402(o).

         Disclosure has been added.

Item 7. Certain Relationships and Director Independence, page 34
----------------------------------------------------------------

18. From your disclosure in Recent Sales of Unregistered Securities, it appears that you have engaged in several securities transactions in the last three years with related persons in which the amount involved exceeded the minimum amounts requiring disclosure pursuant to Regulation S-K Item 404(d). Please provide all information about such transactions required by Regulation S-K Item 404.

         Disclosure has been added.

Item 9.  Market Price of and Dividends on the Registrant's Common Equity and
----------------------------------------------------------------------------
Related Stockholder Matters, page 35
------------------------------------

19. We note your disclosure that 82,439,473 outstanding common shares are eligible to be sold pursuant to Rule 144. Please clarify whether or not the remainder of your outstanding common shares are eligible for sale without restriction.

         Disclosure has been added.

Item 10.  Recent Sales of Unregistered Securities, page 37
----------------------------------------------------------

Larry Spirgel
November 26, 2008
Page 6

20. Your disclosure indicates you relied on Regulation S in connection with sales to U.S. persons in certain instances. For example, we note the issuances to two U.S. persons in between January 1, 2006 and March 31, 2007 and to a U.S. person in between January 1, 2007 and March 31, 2007. Please explain the factual basis for your reliance on Regulation S in these instances or correct these references.

         These entries have been amended to add additional bases for exemptions.

21. We note you disclose the facts you relied on to make all issuances other than issuances pursuant to Regulation D or Regulation S on page
         43. Please also briefly disclose the facts you relied on to make your issuances pursuant to Regulation D and Regulation S. Refer to Regulation S-K Item 701(d).

         Disclosure has been added to the footnote descriptions

Item 11. Description of Common Stock, page 43 Certain Rights of Holders of
--------------------------------------------------------------------------
Common Stock, page 44
---------------------

22. We note your response to comment 29 in our letter dated September 5, 2008. Please revise your introductory language identifying the disclosure as a summary of "certain" significant provisions to remove the implication that you are not disclosing all material information required to be disclosed by Regulation S-K Item 202(a)(5).

         Disclosure has been added.

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

23. We note that your audit report was signed by an audit firm based in Hong Kong. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets, including your corporate, office, and revenues are in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at http://www.sec.gov/ divisions/corpfin/internatl/cfirdissues 1104.htm#P442_69217. Please tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year ended June 30, 2009. If not, please tell its if your management and accounting records are located in the United States and where the majority of the audit work was conducted.

         On September 26, 2008, Registrant dismissed its former accountant, Cornwell Jackson, after such firm declined to do any further work until the investigation by the Enforcement Division was concluded. Registrant determined to retain Cheung & Co. as its new independent accounting firm for the following reasons:

Larry Spirgel
November 26, 2008
Page 7

     o    The Company's focus for future development and growth is in China.

     o    A  significant   amount  of  assets  will  be  located  in  China  and
          significant future revenue expected there.

     o Auditing in China tends to be complicated by language and cultural differences, time zone differences, and travel time.

     o Cheung is a member of Kreston International and has an affiliated firm in the U.S. near to the Registrant's offices in Florida.

     o    Cheung is registered with the PCAOB.

     o Cheung was available and willing to undertake the engagement at a reasonable price.

     Registrant is pleased with the work performed by Cheung and plans to use them for the June 30, 2009 fiscal year audit.

Note 1.  Ownership in China operations, page F-8
------------------------------------------------

24. We note your response to comment 32 in our letter dated September 5, 2008. Revise your disclosure to incorporate your response. We note that you have majority and controlling interests in your Chinese operations.

         Note 1 has been revised.

Note 1.  Basis of Consolidation, page F-9
-----------------------------------------

25. We note your response to comment 34 in our letter dated September 5, 2008. As previously requested, revise to clarify that you consolidated Candidsoft which you own a 65% interest and BTSE which you owned a 70% interest. Also, delete your disclosure, "an allocated portion of the results of operations," since it implies pro-rata consolidation.

         Note 1 has been revised.

Note 1.  Revenue Recognition, page F-17
---------------------------------------

26. We note your response to comment 37 in our letter dated September 5, 2008. Tell us and disclose why it is appropriate to recognize revenue from calling cards and prepaid cellular products upon delivery or shipment.

         Calling cards and prepaid cellular products are held as inventory at the Company's business location until a customer places an order. At that time the product is delivered to the customer or shipped, and the

Larry Spirgel
November 26, 2008
Page 8

         customer is billed for the full amount of the sales price regardless of actual usage of the telecommunications services being sold. Revenues are recognized when title is passed and the revenues are fully earned at the time of shipment or delivery.

27. We note your response to comment 38 in our letter dated September 5, 2008. Tell us in more detail how you considered each factor in EITF 99-19 in concluding that reporting revenues gross is appropriate. Include in your response the specific factor(s) related to your prepaid calling cards business.

         The Company recognizes revenues using the gross revenues reporting based on seven of the eight factors listed in paragraphs 7 to 14 of EITF 99-19:

               Paragraph 7 - We are the primary obligor in the arrangement because we are responsible for fulfillment.

               Paragraph 8 - We have general inventory risk because we take title to cards before they are sold.

               Paragraph 9 - The Company has latitude in establishing price because it is not controlled by suppliers.

               Paragraph 10 - The Company does not physically change the product. This factor is not met.

               Paragraph 11 - The Company has discretion in supplier selection because it has multiple suppliers.

               Paragraph 12 - The Company is involved in the determination of product or service specifications to meet customer needs.

               Paragraph 13 - The Company has physical loss of inventory risk because the Company has physical possession of its inventory and has purchased it.

               Paragraph 14 - The Company has credit risk because it is fully at risk for collection from customers.

         None of the factors indicating net revenue reporting listed in paragraphs 15, 16, and 17 of EITF 99-19 are present. Accordingly, the Company reports revenues using gross receipts reporting.

Note 1.  Convertible Debt, page F-18
------------------------------------

28. We note your response to comment 40 in our letter dated September 5, 2008. Tell us what "Debt Discount Warrants" represents and why you are deducting $573,737 from the amount presented as "Value of warrants and conversion features of debts" in the statements of equity. Also, tell

Larry Spirgel
November 26, 2008
Page 9

         us why the 2007 beneficial conversion features in the statement of cash flows from the previous filing decreased from $1,033,560 to $168,750.

         There was an adjustment to the amount of beneficial  conversion feature
         (BCF) arising from the DTNet transaction in our most recent audited financial statement. The previously reported amount of $1,033,560 was limited to the principal amount of the debenture involved, $675,000. This amount was amortized, with $168,750 recognized in the year ended June 30, 2007 and $506,250 recognized in the year ended June 30, 2008. As a result of those adjustments, the BCF disclosed in the statement of cash flows for the year ended June 30, 2007 changed from $1,033,560 to $168,750.

         In the statement of equity the result of those adjustments was to change the amount of BCF arising in the year ended June 30, 2007 as follows:

         BCF from warrants                                  605,729
         Less:  Amount recorded in prior period            (573,737)

         BCF arising in current period
                  (Note:  this is the BCF arising
                  from 800,000 in warrants
                  which expired 1/15/08)                      31,992
         BCF from DTNet                                      675,000
                                                            --------
         Total                                               706,992
                                                            ========

Note 3.  Business Combination, page F-20
----------------------------------------

29. We note your response to comment four in our letter dated September 5, 2008. For the StreamJet acquisition, it appears to us that the assets test is 26.8% based on StreamJet's total assets of $4,336,594 and your 2007 total assets of $16,162,786. Please provide the audited and pro forma financial statements under Rule 8-04 of Regulation S-X.

         The StreamJet acquisition was contracted for on March 23, 2007 but not closed until October 22, 2007. For the year ended June 30, 2007 the Company had not completed the acquisition and valued StreamJet at zero. Accordingly, the percent of assets at June 30, 2007 was also zero.

         If the transaction had been closed by June 30, 2007, the assets acquired, $2,882,250, would have been added to the $16,162,786 of reported assets at June 30, 2007, for a total of $19,045,036. The hypothetical StreamJet percentage would then have been only 15.1%

         The assets balance at June 30, 2008 includes a $1,500,000 note receivable arising from an injection of stock from the parent company in the quarter ended March 31, 2008 (see Note 9 - Long Term Contingent Liability). Even with this transaction, which increased the total

Larry Spirgel
November 26, 2008
Page 10

         assets of StreamJet to $4,336,594 at June 30, 2008, the StreamJet percentage of total assets is only 18.0%.

         Accordingly, we believe that audited and proforma financial information for StreamJet is not required under Rule 8-04 of Regulation S-X.

30. We note your response to comment 42 in our letter dated September 5, 2008. Tell us the factors you considered in concluding that the acquisition of East West Global Communications, Inc. was an asset acquisition instead of a business acquisition.

         The Company determined that the acquisition of East West Global Communications (EWGC) should be treated as an asset purchase rather that a stock purchase based on EITF 98-3, which describes a business as a self-sustaining integrated set of activities and assets containing the inputs and processes necessary to conduct normal operations. In the case of EWGC, the corporation had no business operations and its only asset when acquired consisted of the licenses. Therefore, since no business existed pursuant to EITF 98-3, the acquisition was determined to be an asset acquisition.

Updating
--------

31. Update your financial statements and all applicable sections under Rule 8-08 of Regulation S-X.

         First quarter numbers have been added.

Finally, we advise you on behalf of the Company that:

         (i) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

         (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         (iii) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned with your further questions and comments


                                    Sincerely,

                                    /s/ Ronald L. Brown

                                    Ronald L. Brown